Ex-99.2
GRAVITY Co., Ltd.
Consolidated Statements of Operations
     (In millions of KRW and in thousands of US$)

	Three months ended				Six months ended
	31-Mar-06		30-Jun-06		30-Jun-06
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	2,300	2,398	1,935	2,017	4,235	4,415
Online games-royalties and license fees	6,811	7,101	6,966	7,262	13,777	14,363
Mobile games	624	650	1,278	1,332	1,902	1,982
Character merchandising, animation and other revenue	405	422	1,115	1,163	1,520	1,585

Total net revenues	10,140	10,571	11,294	11,774	21,434	22,345

Cost of revenues	4,162	4,339	4,814	5,019	8,976	9,358

Gross profit	5,978	6,232	6,480	6,755	12,458	12,987

Operating expenses
Selling, general and administrative	5,307	5,533	6,091	6,350	11,398	11,883
Research and development	1,773	1,848	2,679	2,793	4,452	4,641

Operating losses	(1,102)	(1,149)	(2,290)	(2,388)	(3,392)	(3,537)

Other income (expenses)
Interest income	799	833	690	719	1,489	1,552
Interest expense	(38)	(40)	(19)	(20)	(57)	(60)
Foreign currency gains (losses), net	(155)	(161)	65	68	(90)	(93)
Foreign currency forward transaction, net	(28)	(29)	(39)	(40)	(67)	(69)
Proceeds from the former chairman due to fraud	–	–	4,947	5,157	4,947	5,157
Gain on disposition of assets held for sale	–	–	1,081	1,127	1,081	1,127
Others, net	(14)	(15)	475	495	461	480

Income (loss) before income tax expense, minority interest and equity in losses of related joint venture	(538)	(561)	4,910	5,118	4,372	4,557

Income tax expenses (benefit)	(215)	(224)	426	444	211	220

Income (loss) before minority interest and equity in loss of related joint venture	(323)	(337)	4,484	4,674	4,161	4,337

Minority interest	(1)	(1)	0	0	(1)	(1)
Equity in loss of related joint venture	(118)	(123)	(15)	(16)	(133)	(139)

Net income (loss)	(440)	(459)	4,469	4,658	4,029	4,199

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW959.20 to US$1.00, the noon buying rate in effect on October 10, 2006 as quoted by the Federal Reserve Bank of New York.